UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of November, 2002




                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------
                (Translation of registrant's name into English)




                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form    20-F  x                     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                                 No x

                          ROYAL CARIBBEAN CRUISES LTD.

                      INDEX TO QUARTERLY FINANCIAL REPORT

                                                                          Page
                                                                          ----
Consolidated Statements of Operations for the Third Quarters
and Nine Months Ended September 30, 2002 and 2001 ....................      1

Consolidated Balance Sheets as of September 30, 2002
and December 31, 2001 ................................................      2

Consolidated Statements of Cash Flows for the Nine Months Ended
September 30, 2002 and 2001 ..........................................      3

Notes to the Consolidated Financial Statements .......................      4

Management's Discussion and Analysis of Financial Condition and
Results of Operations ................................................      9

Signatures ...........................................................     15

Certifications .......................................................     15

Attachment: Chief Executive Officer and Chief Financial
Officer Certification ................................................     18


                         ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)


                                                  Third Quarter Ended        Nine Months Ended
                                                     September 30,              September 30,
                                                ----------------------     ----------------------
                                                   2002         2001          2002        2001
                                                ----------   ---------     ----------  ----------
Revenues                                        $1,031,660   $ 940,721     $2,653,417  $2,489,273
                                                ----------   ---------     ----------  ----------
Expenses
  Operating                                        601,640     529,156      1,603,143   1,489,498
  Marketing, selling and administrative            102,885     123,489        312,232     343,748
  Depreciation and amortization                     85,538      76,819        253,513     219,411
                                                ----------   ---------     ----------  ----------
                                                   790,063     729,464      2,168,888   2,052,657
                                                ----------   ---------     ----------  ----------
Operating Income                                   241,597     211,257        484,529     436,616
                                                ----------   ---------     ----------  ----------
Other Income (Expense)
  Interest income                                    3,696       7,960         10,408      19,702
  Interest expense, net of capitalized interest    (67,755)    (63,212)      (203,031)   (185,746)
  Other income (expense)                            15,956       3,207         21,101      22,850
                                                ----------   ---------     ----------  ----------
                                                   (48,103)    (52,045)      (171,522)   (143,194)
                                                ----------   ---------     ----------  ----------
Net Income                                      $  193,494   $ 159,212     $  313,007  $  293,422
                                                ==========   =========     ==========  ==========
Earnings Per Share:
     Basic                                      $     1.01   $    0.83     $     1.63  $     1.53
                                                ==========   =========     ==========  ==========
     Diluted                                    $     0.99   $    0.82     $     1.60  $     1.52
                                                ==========   =========     ==========  ==========
Weighted average shares outstanding:
     Basic                                         192,463     192,254        192,399     192,208
                                                ==========   =========     ==========  ==========
     Diluted                                       195,341     193,139        195,755     193,435
                                                ==========   =========     ==========  ==========

The accompanying notes are an integral part of these financial statements.


                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)


                                                                  September 30,    December 31,
                                        ASSETS                        2002             2001
                                                                 --------------    ------------
                                                                  (unaudited)
Current Assets
  Cash and cash equivalents                                      $     641,808     $    727,178
  Trade and other receivables, net                                      82,358           72,196
  Inventories                                                           34,849           33,493
  Prepaid expenses and other assets                                     82,416           53,247
                                                                 --------------    ------------
      Total current assets                                             841,431          886,114
Property and Equipment - at cost less accumulated
  depreciation and amortization                                      8,824,156        8,605,448
Goodwill, net                                                          278,561          278,561
Other Assets                                                           568,992          598,659
                                                                 --------------    ------------
                                                                   $10,513,140     $ 10,368,782
                                                                 ==============    ============

                        LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current portion of long-term debt                              $     122,412     $    238,581
  Accounts payable                                                     174,991          144,070
  Accrued expenses and other liabilities                               262,862          283,913
  Customer deposits                                                    578,946          446,085
                                                                 --------------    ------------
      Total current liabilities                                      1,139,211        1,112,649

Long-Term Debt                                                       5,351,779        5,407,531
Other Long-Term Liabilities                                              2,818           92,018
Commitments and Contingencies (Note 6)
Shareholders' Equity
  Common stock ($.01 par value; 500,000,000 shares authorized;
     192,485,759 and 192,310,198 shares issued)                          1,925            1,923
  Paid-in capital                                                    2,048,632        2,045,904
  Retained earnings                                                  1,969,389        1,731,423
  Accumulated other comprehensive income (loss)                          6,404          (16,068)
  Treasury stock (505,782 and 475,524 common shares at cost)            (7,018)          (6,598)
                                                                 --------------    ------------
Total shareholders' equity                                           4,019,332        3,756,584
                                                                 --------------    ------------
                                                                 $  10,513,140     $ 10,368,782
                                                                 ==============    ============


The accompanying notes are an integral part of these financial statements.


                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited, in thousands)
                                                                              Nine Months Ended
                                                                                 September 30,
                                                                            ----------------------
                                                                               2002        2001
                                                                            ----------  ----------
Operating Activities
   Net income                                                               $  313,007  $  293,422
   Adjustments:
     Depreciation and amortization                                             253,513     219,411
     Accretion of original issue discount                                       34,882      24,726

   Changes in operating assets and liabilities:
     Increase in trade and other receivables, net                              (10,162)    (12,900)
     Increase in inventories                                                    (1,356)     (4,076)
     Increase in prepaid expenses and other assets                             (18,396)     (6,462)
     Increase (decrease) in accounts payable                                    30,921        (478)
     (Decrease) increase in accrued expenses and other liabilities             (31,823)     65,100
     Increase in customer deposits                                             132,861       5,208
     Other, net                                                                 12,973     (10,171)
                                                                            ----------  ----------
   Net cash provided by operating activities                                   716,420     573,780
                                                                            ----------  ----------
Investing Activities
   Purchases of property and equipment                                        (152,125) (1,162,736)
   Other, net                                                                  (21,755)    (30,262)
                                                                            ----------  ----------
   Net cash used in investing activities                                      (173,880) (1,192,998)
                                                                            ----------  ----------
Financing Activities
   Proceeds from issuance of long-term debt                                         -    1,574,643
   Repayments of long-term debt, net                                          (576,896)   (298,128)
   Dividends                                                                   (75,041)    (74,969)
   Other, net                                                                   24,027       4,452
                                                                            ----------  ----------
   Net cash (used in) provided by financing activities                        (627,910)  1,205,998
                                                                            ----------  ----------
Net (decrease) increase in cash and cash equivalents                           (85,370)    586,780
Cash and cash equivalents at beginning of period                               727,178     177,810
                                                                            ----------  ----------
Cash and cash equivalents at end of period                                  $  641,808  $  764,590
                                                                            ==========  ==========

Supplemental Disclosures
   Cash paid during the year for:
   Interest, net of amount capitalized                                      $  187,595  $  118,600
                                                                            ==========  ==========
   Noncash investing and financing activities:
   Acquisition of vessel through debt                                       $  319,951  $  326,738
                                                                            ==========  ==========


The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

     As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though some cabins can accommodate three or more guests.

Note 1--Basis for Preparation of Consolidated Financial Statements

     We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

     The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2001.

Note 2--Summary of Significant Accounting Policies

     On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires us to cease amortization of goodwill and perform an impairment review of goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial impairment test of goodwill as of January 1, 2002 and determined that our goodwill was not impaired. For the third quarter and nine months ended September 30, 2001, net income excluding the amortization of goodwill, would have been $161.8 million and $301.2 million, respectively. Basic earnings per share would have been $0.84 and $1.57, respectively and diluted earnings per share would have been $0.84 and $1.56, respectively.

     On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires the measurement and recognition of the impairment of (i) long-lived assets to be held and used and (ii) long-lived assets to be held for sale. The implementation of Statement of Financial Accounting Standards No. 144 did not have a material impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2002.

     In April 2002, the Financial Accounting Standards Board issued, and we adopted, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Statement of Financial Accounting Standards No. 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. It was replaced by the criteria in Accounting Principles Board Opinion No. 30 for classification requirements of extraordinary items. Statement of Financial Accounting Standards No. 13 was amended to require that certain lease



modifications,   which  have   economic   effects   similar  to   sale-leaseback
transactions,   be   accounted   for  in  the  same  manner  as   sale-leaseback
transactions.  The implementation of Statement of Financial Accounting Standards
No. 145 did not have a material impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2002.

Note 3--Earnings Per Share

     Below is a reconciliation between basic and diluted earnings per share (in thousands, except per share data):


                                 Third Quarter Ended        Nine Months Ended
                                   September 30,              September 30,
                                --------------------       --------------------
                                   2002       2001            2002       2001
                                ---------   --------       ---------   --------
Net Income                      $193,494    $159,212        $313,007   $293,422
                                =========   ========       =========   ========
Weighted-average common
shares outstanding               192,463     192,254         192,399    192,208
Dilutive effect of stock
options                            2,878         885           3,356      1,227
                                ---------   --------       ---------   --------
Diluted weighted-average
shares outstanding               195,341     193,139         195,755    193,435

Basic earnings per share        $   1.01    $   0.83        $   1.63   $   1.53
                                =========   ========       =========   ========
Diluted earnings per share      $   0.99    $   0.82        $   1.60   $   1.52
                                =========   ========       =========   ========

     Our diluted earnings per share computation for the third quarter and nine months ended September 30, 2002 and 2001 did not include 17.7 million and 13.8 million shares of our common stock issuable upon conversion of our Liquid Yield Option TM Notes and Zero Coupon Convertible Notes, respectively, as our common stock was not issuable under the contingent conversion provisions of these debt instruments.

Note 4--Long-Term Debt

     In May 2002, we entered into a $320.0 million term loan bearing interest at a variable rate of six month LIBOR plus 1.535%, due through 2010 and secured by a Celebrity vessel. In September 2002, our $150.0 million 7.125% senior notes matured and were paid in full.

Note 5--Shareholders' Equity

     During each of the quarters ended March 31, June 30, and September 30, of both 2002 and 2001, we declared cash dividends on common shares of $0.13 per share.

Note 6--Commitments and Contingencies

     Capital Expenditures. As of September 30, 2002, we had four ships on order with an aggregate capacity of 10,428 berths. The aggregate contract price of the four ships, which excludes capitalized interest and other ancillary costs, is approximately $1.9 billion, against which we have made deposits of $285.0 million as of September 30, 2002. Additional deposits are due prior to delivery of $49.4 million in 2002 and $1.0 million in 2003. In May 2002, we moved the delivery date of Navigator of the Seas from the first quarter of 2003 to the fourth quarter of 2002. In September 2002, we moved the delivery date of Serenade of the Seas from the fourth quarter of 2003 to the third quarter of 2003 and Mariner of the Seas from the first quarter of 2004 to the fourth quarter of 2003. As of September 30, 2002, we anticipated that overall capital expenditures would be approximately $1.1 billion, $1.1 billion and $0.5 billion for 2002, 2003 and 2004, respectively. (See Operating Leases below.) Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess Cruises plc. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above. We agreed with P&O Princess Cruises plc to terminate the joint venture effective January 1, 2003 provided that there has been no change of control of either P&O Princess Cruises plc or us prior to that date, in which case, the two ships will remain with our fleet.

     Litigation. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 U.S.C. Section 10313 of U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. In October 2002, we entered into settlement agreements in connection with both lawsuits. The settlement agreement relating to the lawsuit brought on behalf of individual crew members resolves the claims of most of these individuals. The settlement agreement relating to the purported class action lawsuit is subject to court approval and there can be no assurance that such approval will be obtained. Under the terms of the settlement agreements, we are to make aggregate payments of $20.0 million, which were recorded as of September 30, 2002.

     We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, will not have a material adverse effect upon our financial condition or results of operations.

     Operating Leases. On July 5, 2002, we added Brilliance of the Seas to Royal Caribbean International's fleet. In connection with this addition, we novated our original ship building contract and entered into a long-term operating lease denominated in British pounds sterling. The total lease term is 25 years cancelable by either party at years 10 and 18. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made, which were offset against purchases of property and equipment. The lease payments vary based on sterling LIBOR. We have other noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles.



     As of September 30, 2002, future minimum lease payments for operating leases were as follows (in thousands):

                Year
                2002            $ 11,100
                2003              44,184
                2004              44,177
                2005              41,442
                2006              39,329
                Thereafter       231,263
                                --------
                                $411,495
                                ========

     Total expense for all operating leases amounted to $8.7 million and $2.4 million for the third quarters 2002 and 2001, respectively and $14.1 million and $7.3 million for the nine months ended 2002 and 2001, respectively.

     Other. At September 30, 2002, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

                Year
                2002            $  7,203
                2003              26,770
                2004              27,725
                2005              22,765
                2006              20,301
                Thereafter       126,063
                                --------
                                $230,827
                                ========

Note 7--Comprehensive Income

     Comprehensive income was as follows (in thousands):


                                 Third Quarter Ended         Nine Months Ended
                                    September 30,              September 30,
                                --------------------       --------------------
                                   2002       2001            2002       2001
                                ---------   --------       ---------  ---------
Net income                       $193,494   $159,212       $313,007   $293,422
Transition adjustment
SFAS No. 133                           -           -              -      7,775
Changes related to cash
flow derivative hedges                638     (4,309)        22,472    (11,092)
                                ---------   --------       --------   ---------
Total comprehensive income       $194,132   $154,903       $335,479   $290,105
                                =========   ========       ========   =========

Note 8--Subsequent Events

     On October 25, 2002, the board of directors of P&O Princess Cruises plc withdrew its support of the proposed combination of P&O Princess Cruises plc and us as a merger of equals under a dual-listed company structure, and we terminated our agreement with P&O Princess Cruises plc providing for such combination. In connection with the termination of that agreement, we received an agreed break fee of $62.5 million which will be recorded in the fourth quarter. We will offset against this amount approximately $30.0 million of merger related costs. We also agreed with P&O Princess Cruises plc to terminate the joint venture to target customers in southern Europe effective January 1, 2003 provided that there has been no change of control of either P&O Princess Cruises plc or us prior to that date.

                          ROYAL CARIBBEAN CRUISES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

      -    general economic and business conditions,

      -    cruise industry competition,

      -    changes in vacation industry capacity, including cruise capacity,

      - the impact of tax laws and regulations affecting our business or our principal shareholders,

      - the impact of changes in other laws and regulations affecting our business,

      -    the impact of pending or threatened litigation,

      -    the delivery of scheduled new vessels,

      -    emergency ship repairs,

      -    incidents involving cruise vessels at sea,

      - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the unavailability of air service,

      -    changes in interest rates or oil prices, and

      -    weather.

     The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2001.


Results of Operations

Summary

     Net income for the third quarter of 2002 was $193.5 million or $0.99 per share on a diluted basis compared to $159.2 million or $0.82 per share for the third quarter of 2001. Included in the third quarter of 2002 is a charge of $20.0 million or $0.10 per share recorded in connection with a litigation settlement. Third quarter 2001 net income was negatively impacted by $36.7 million or $0.19 per share due to lost revenues and costs associated with the September 11 terrorist attacks. Adjusted for these charges, third quarter net income for 2002 was $213.5 million or $1.09 per share compared to $195.9 million or $1.01 per share for the third quarter of 2001.

     The following table presents operating data as a percentage of revenues:

                                Third Quarter Ended          Nine Months Ended
                                   September 30,                September 30,
                                --------------------       --------------------
                                   2002      2001             2002      2001
                                ---------  ---------       ---------  ---------
Revenues                           100.0%     100.0%          100.0%     100.0%
Expenses:
  Operating                         58.3       56.2            60.4       59.8
  Marketing, selling
   and administrative               10.0       13.1            11.8       13.8
  Depreciation and amortization      8.3        8.2             9.6        8.9
                                ---------  ---------       ---------  ---------
Operating Income                    23.4       22.5            18.2       17.5
Other Income (Expense)              (4.6)      (5.6)           (6.4)      (5.7)
                                ---------  ---------       ---------  ---------
Net Income                          18.8%      16.9%           11.8%      11.8%
                                =========  =========       =========  =========

     Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

Revenues

     Revenues for the third quarter of 2002 were a record high at $1.0 billion, up 9.7% from $940.7 million for the same period in 2001. The increase in revenue was driven by an increase in capacity of 15.9%, partially offset by a 5.4% decline in gross revenue per available passenger cruise day. The increase in capacity was associated with the addition of Summit and Adventure of the Seas during 2001 and Constellation and Brilliance of the Seas in 2002, partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC. The decline in gross revenue per available passenger cruise day was primarily associated with a lower percentage of guests who chose to book their air passage through us, a general softness in the U.S. economy, lower cruise ticket prices following the events of September 11, 2001 and an increase in industry capacity. The percentage of guests booking air passage through us decreased from 20.6% in the third quarter of 2001 to 11.4% in the third quarter of 2002. Net revenue per available passenger cruise day for the third quarter of 2002 declined 1.7% from the same period in 2001. Occupancy for the third quarter of 2002 was 108.4% compared to 105.7% for the same period in 2001.

     Revenues for the first nine months of 2002 increased 6.6% to $2.7 billion from $2.5 billion for the same period in 2001. The increase in revenue was primarily due to a 16.1% increase in capacity, partially offset by an 8.2% decline in gross revenue per available passenger cruise day. The decrease in gross revenue per available passenger cruise day was primarily associated with lower cruise ticket prices following the events of September 11, 2001, a lower percentage of guests who chose to book their air passage through us, a general softness in the U.S. economy and an increase in industry capacity. Net revenue per available passenger cruise day for the nine months of 2002 declined 3.9% from the same period in 200l. Occupancy for the first nine months of 2002 was 105.6% compared to 104.0% for the same period in 2001.

     On October 23, 2002, we announced net revenues per available passenger cruise day for the fourth quarter are expected to be up 7% to 9% from the same quarter in 2001. For the full year 2002, net revenues per available passenger cruise day are expected to be down 1% to 2% from 2001.

Expenses

     Operating expenses increased 13.7% to $601.6 million for the third quarter of 2002 compared to $529.2 million for the same period in 2001 and increased 7.6% to $1.6 billion for the first nine months of 2002 from $1.5 billion in 2001. Included in operating expenses for the third quarter and nine months ended September 30, 2002 is a charge of $20.0 million recorded in connection with a litigation settlement. (See Note 6--Commitments and Contingencies.) The increase for the third quarter was primarily due to an increase in capacity of 15.9%, partially offset by a decrease in air transportation costs associated with fewer guests purchasing air passage through us. The increase for the nine months ended September 30, 2002 was primarily due to a 16.1% increase in capacity, partially offset by a decrease in air expenses. Operating costs per available passenger cruise day for the third quarter and nine months ended September 30, 2002 declined 1.9% and 7.3%, respectively.

     Marketing, selling and administrative expenses decreased 16.7% to $102.9 million for the third quarter of 2002 from $123.5 million for the same period in 2001, and decreased 9.2% to $312.2 million for the first nine months of 2002 from $343.7 million in 2001. The decrease for the third quarter and nine months ended September 30, 2002 was due primarily to cost reduction initiatives and the timing of marketing activities and advertising costs. Marketing, selling and administrative expenses as a percentage of revenues were 10.0% and 13.1% for the third quarters of 2002 and 2001, respectively, and 11.8% and 13.8% for the first nine months ended 2002 and 2001, respectively. For the full year 2002, we expect SG&A expenses to be between $430 million and $440 million, or down from 2001 in excess of 15% on a per available passenger cruise day basis.

     For the quarter, running expenses (those expenses directly associated with shipboard operations) and SG&A expenses, excluding fuel, the impact of September 11, litigation charges and Brilliance of the Seas lease payment, were down 4.7% on an available passenger cruise day basis.

     Depreciation and amortization increased 11.4% to $85.5 million for the third quarter of 2002 from $76.8 million for the same period in 2001 and increased 15.5% to $253.5 million for the nine months ended September 30, 2002 from $219.4 million for the same period in 2001. The increases were primarily due to incremental depreciation associated with the addition of new ships, partially offset by the elimination of $2.6 million and $7.8 million of goodwill amortization for the third quarter and nine months ended, respectively. (See
Note 2--Summary of Significant Accounting Policies.)

Other Income (Expense)

     Gross interest expense, excluding capitalized interest, decreased to $72.6 million for the third quarter of 2002 compared to $74.0 million in 2001, and increased to $220.3 million for the nine months ended September 30, 2002 compared to $214.6 million for the same period in 2001. The decrease for the third quarter was due primarily to a decrease in interest rates partially offset by an increase in the average debt level associated with our fleet expansion program. The increase for the nine months ended September 30, 2002 was due primarily to an increase in the average debt level associated with our fleet expansion program partially offset by lower interest rates. Capitalized interest decreased to $4.8 million for the third quarter of 2002 from $10.8 million for the same period in 2001, and decreased to $17.3 million for the nine months ended September 2002 from $28.8 million for the same period in 2001, due to a lower average level of investment in ships under construction and lower interest rates.

     The increase in Other income (expense) for the third quarter ended September 30, 2002 compared to the same period in 2001 was primarily due to $9.8 million of compensation from a shipyard related to a late ship delivery.

     On October 25, 2002, the board of directors of P&O Princess Cruises plc withdrew its support of the proposed combination of P&O Princess Cruises plc and us as a merger of equals under a dual-listed company structure, and we terminated our agreement with P&O Princess Cruises plc providing for such combination. In connection with the termination of that agreement, we received an agreed break fee of $62.5 million which will be recorded in the fourth quarter. We will offset against this amount approximately $30.0 million of merger related costs. We also agreed with P&O Princess Cruises plc to terminate the joint venture to target customers in southern Europe effective January 1, 2003 provided that there has been no change of control of either P& O Princess Cruises plc or us prior to that date.

Liquidity and Capital Resources

Sources and Uses of Cash

     Net cash provided by operating activities was $716.4 million for the first nine months of 2002 compared to $573.8 million for the same period in 2001. The increase was primarily due to the timing of cash receipts related to customer deposits.

     Our capital expenditures were $472.1 million for the first nine months of 2002 compared to $1.5 billion for the same period in 2001. Capital expenditures for the first nine months of 2002 were primarily related to the delivery of Constellation and ships under construction. Capital expenditures for the first nine months of 2001 were primarily related to the deliveries of Infinity, Radiance of the Seas, and Summit and deposits for ships under construction.

     In July 2002, we financed the addition of Brilliance of the Seas to our fleet by novating our original ship building contract and entering into an operating lease denominated in British pounds sterling. The total lease term is 25 years cancelable by either party at years 10 and 18. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made, which were offset against purchases of property and equipment.

     During the first nine months of 2002, we paid quarterly cash dividends on our common stock of $75.0 million. We had net repayments of $350.0 million on our $1.0 billion revolving credit facility. In May 2002, we partially financed the acquisition of Constellation with a $320.0 million secured variable rate term loan. In September 2002, our $150.0 million 7.125% senior notes matured and were paid in full. (See Note 4--Long-Term Debt.)

     Capitalized interest decreased to $17.3 million for the first nine months of 2002 from $28.8 million for the same period in 2001. The decrease was primarily due to a lower average level of investment in ships under construction and lower interest rates.

Future Commitments

     We currently have four ships on order with an aggregate capacity of 10,428 berths. The aggregate contract price of the four ships, which excludes capitalized interest and other ancillary costs, is approximately $1.9 billion, against which we have made deposits of $285.0 million as of September 30, 2002. Additional deposits are due prior to delivery of $49.4 million in 2002 and $1.0 million in 2003. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess Cruises plc. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs below. We agreed with P&O Princess Cruises plc to terminate the joint venture effective January 1, 2003 provided that there has been no change of control of either P&O Princess Cruises plc or us prior to that date, in which case, the two ships will remain with our fleet.

     In May 2002, we moved the delivery date of Navigator of the Seas from the first quarter of 2003 to the fourth quarter of 2002. In September 2002, we moved the delivery date of Serenade of the Seas from the fourth quarter of 2003 to the third quarter of 2003 and Mariner of the Seas from the first quarter of 2004 to the fourth quarter of 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $1.1 billion and $0.5 billion for 2002, 2003, and 2004, respectively.

     We have options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $0.8 billion and we have extended the expiration date on these options to January 10, 2003.

     As of September 30, 2002, we had $5.5 billion of long-term debt of which $122.4 million is due during the 12-month period ending September 30, 2003.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

     As of September 30, 2002, our liquidity was $1.6 billion consisting of approximately $0.6 billion in cash and cash equivalents and $1.0 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not renewed. We intend to renew or replace this facility prior to its expiration date. In addition, we have commitments for export financing up to 80% of the contract price of two ships on order, Serenade of the Seas and Jewel of the Seas, not to exceed $624.0 million in aggregate. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Continued fear of terrorism, potential armed conflict and current market volatility have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financings from external sources will be available in accordance with our expectations.

     Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of September 30, 2002.

Controls and Procedures

     Within the 90-day period prior to the filing of this report, we carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures and concluded that those controls and procedures were effective.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the controls were evaluated.

                           INCORPORATION BY REFERENCE

     This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



                                        By: /s/  Bonnie S. Biumi
                                        ----------------------------
                                            Bonnie S. Biumi
                                            Chief Financial Officer
Date: November 8, 2002

                                 CERTIFICATIONS

I, Richard D. Fain, certify that:

1.   I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this report (the "Evaluation Date"); and

     c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 8, 2002



                       By: /s/ Richard D. Fain
                       --------------------------
                           Richard D. Fain,
                           Chief Executive Officer


I, Bonnie S. Biumi, certify that:

1.   I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this report (the "Evaluation Date"); and

     c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 8, 2002


                        By: /s/ Bonnie S. Biumi
                        ---------------------------
                            Bonnie S. Biumi
                            Chief Financial Officer

November 8, 2002



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

Dear Ladies and Gentlemen:

     Richard D. Fain, the Chief Executive Officer and Bonnie S. Biumi, Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the "Company") each certifies to his or her knowledge as follows with respect to the Company's Quarterly Financial Report for the Third Quarter of 2002 to which this letter is attached (the "Report"):

     1. the Report fully complies with the applicable reporting requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934, and

     2. the information contained in the Report fairly presents in all material respect the financial condition and results of operations of the Company.



                       By: /s/ Richard D. Fain
                       -----------------------
                           Richard D. Fain,
                           Chief Executive Officer


                       By: /s/ Bonnie S. Biumi
                       -----------------------
                           Bonnie S. Biumi,
                           Chief Financial Officer